J.P. Morgan Fleming Mutual Fund Group, Inc.

Amendment to
By-Laws
of
J.P. Morgan Fleming Mutual Fund Group, Inc.
('By-Laws')

	Pursuant to Article XIV of the By-Laws,
the Directors of J.P. Morgan Fleming Mutual
Fund Group, Inc., by unanimous vote at a meeting held on July 14, 2004, amended the By-Laws as follows (revised language is marked):

1.	Article II, Section 4(b) is amended to read:

	'(b)	Notice of any meeting of Shareholders
shall be deemed waived by any Shareholder who shall attend such meeting in person or by proxy, or who shall, either before or after the meeting, submit a signed waiver of notice which is filed with the records of the meeting. A meeting of Shareholders convened on the date for which it was called may be adjourned from time to time without further notice to a date not more than 120 days after the original record date by the vote of a majority of the Shares represented at the meeting, either in person or by proxy. Notwithstanding the above, broker non-votes will be excluded from the denominator of the calculation of the number of votes required to approve any proposal to adjourn a meeting.
Notice of adjournment of a Shareholders meeting to another time or place need not be given, if such time and place are announced at the meeting at which adjournment is taken and the adjourned meeting is held within a reasonable time after the date set for the original meeting. Any business that might have been transacted at the meeting originally called may be transacted at any such adjourned meeting at which a quorum is present.'

2.	Article II, Section 5 is amended to read:

'Section 5.  Conduct of Meetings of Shareholders.
The meetings of Shareholders shall be presided over by the President, or if he or she is not present, by the Chairman, or if he or she is not present, by any Vice President, unless there is an Executive Vice President, or if none of them is present, then any officer of the Corporation appointed by the President to act on his or her behalf shall preside over such meetings. The Secretary, if present, shall act as a Secretary of such meetings, or if he or she is not present or is otherwise presiding over the meeting in another capacity, an Assistant Secretary, if any, shall so act. If neither the Secretary nor the Assistant Secretary is present or, if present, the Secretary is otherwise presiding over the meeting in another capacity, then any such person appointed by the Secretary to act on his or her behalf shall act as Secretary of such meetings.'

3.	Article II, Section 6, subsection (c) is
amended to read:

	'(c) Except as otherwise provided by law, the Charter of the Corporation or these By-Laws, any corporate action to be taken by vote of the Shareholders shall be authorized by a majority of the total votes cast at a meeting of Shareholders at which a quorum is present by the holders of Shares present in person or represented by proxy and entitled to vote on such action. Where any provision of law, of the Charter of the Corporation or of these By-Laws permits or otherwise requires that the holders of any series or class shall vote as a series or class, then a majority in interest of the Shares of that series or class voted on the matter shall decide that matter insofar as that series or class is concerned.'